UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number 333-139791

MASONITE INTERNATIONAL INC.

(Name of registrant)

1820 Matheson Blvd., Unit B4
Mississauga, Ontario L4W 0B3 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

As previously announced, on September 16, 2008, the Agent, on behalf of the lenders, under Masonite International Inc.’s (“Masonite”) credit facility provided notice under the company’s senior subordinated note indentures of the imposition of a payment blockage period with respect to Masonite’s $769.9 million of senior subordinated notes due 2015 (the “Notes”).  Such notice was permitted by the terms of the indentures governing the Notes as a result of the company’s non-compliance with certain financial covenants under its credit facility.

As a result of such notice, Masonite Corporation (the “US Issuer”) and Masonite International Corporation (the “Canadian Issuer”) are not permitted for a period of up to 179 days from September 16, 2008 to make interest or principal payments under the senior subordinated notes.  In accordance with this restriction, the scheduled payments of interest on the senior subordinated notes due on October 15, 2008 were not made although there was sufficient cash on hand to make such payments.  Failure to make such interest payments within 30 days of October 15, 2008 constitutes an event of default under the indentures, permitting holders of at least 30% in principal amount of each tranche of outstanding notes to declare the full amount of such notes immediately due and payable.

On November 17, 2008, Masonite, the US Issuer, and the Canadian Issuer, certain subsidiaries of Masonite (the “Subsidiaries”), holders (the “Noteholders”) of a majority in principal amount of the Notes that were issued pursuant to those certain indentures, each dated as of October 6, 2006 (collectively, the “Indentures”), and the Bank of New York, as indenture trustee (the “Indenture Trustee”) entered into a forbearance agreement (the “Forbearance Agreement”).  In particular, the Forbearance Agreement has been signed by holders of 92% in principal amount of the Notes issued by the US Issuer (the “US Notes”) and by holders of 53% in principal amount of the Notes issues by the Canadian Issuer (the “Canadian Notes”).

Under the terms of the Forbearance Agreement, the Noteholders who signed the Forbearance Agreement have agreed that until the expiration of the Forbearance Period (as defined below), they (both individually and collectively) will forbear from exercising, and shall direct the Indenture Trustee and any broker or other person that holds the Notes on behalf of such Noteholders not to exercise, any rights and remedies against Masonite, the US Issuer, the Canadian Issuer and the Subsidiaries that are available under the Indentures and/or applicable law solely with respect to the failure to make the interest payments due on October 15, 2008 with respect to the Notes (the “Interest Default”).

As used herein, the term “Forbearance Period” shall mean the period beginning on the date of the Forbearance Agreement and ending upon the earlier to occur of (i) December 31, 2008, and (ii) two business days after the delivery by counsel to the Noteholders, to Masonite and the Indenture Trustee of a written notice terminating the Forbearance Period, which notice may be delivered at any time but only upon or after the occurrence of any Forbearance Default; provided, however, that the Forbearance Period shall immediately terminate upon the occurrence of an event described in clause (A) or (F) below.  A Forbearance Default means:  (A) the valid acceleration of all indebtedness arising under (i) either Indenture or (ii) the Company’s credit facility; (B) the failure of the Company to engage in good faith negotiations with the Noteholders regarding a potential restructuring transaction which determination shall be made by the holders of a majority in principal amount of the Notes in good faith and their reasonable discretion; (C) the occurrence of any default or event of default (other than the Interest Default) under the Indentures; (D) the failure of the Company to comply with any material term, condition, covenant or agreement set forth in the Forbearance Agreement; (E) the failure of any representation or warranty made by the Company under the Forbearance Agreement to be true and correct in all material respects as of the date when made; (F) the commencement by or against the US Issuer, the Canadian Issuer, or any Subsidiary of a case under title 11 of the United States Code, the Companies’ Creditors Arrangement Act or seek relief under any comparable bankruptcy or insolvency regime or proceeding that, in the case of a proceeding not commenced by the US Issuer, the Canadian Issuer, or any Subsidiary) is not dismissed within 5 business days of commencement; or (G) the Company pays any management, sponsor or consulting fees to the stockholders of Masonite Holdings, Inc. or their affiliates.

Absent the Forbearance Agreement, holders of the US Notes would have been able to declare the full amount of the US Notes due and payable during the Forbearance Period upon five business days’ notice.

While holders of 30% in principal amount of the Canadian Notes have the ability to declare the full amount of the Canadian Notes due and payable upon five business days’ notice, pursuant to the Forbearance Agreement holders of 53% in principal amount of the Canadian Notes have agreed not to take such action.  Masonite continues to contact additional holders of the Canadian Notes to seek their participation in the forbearance agreement.

Masonite had approximately $205 million of cash on hand as of November 11, 2008.

The description of the Forbearance Agreement is qualified in its entirety by the form thereof attached as Exhibit 99.1 hereto and which is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1         Form of Forbearance Agreement, dated November 17, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL INC.

Date: November 17, 2008

	By:	/s/ Anthony (Tony) DiLucente
	Name:	Anthony (Tony) DiLucente
	Title:	Executive Vice-President, Finance

Exhibit Index

Exhibit No.	Description
99.1	Form of Forbearance Agreement, dated November 17, 2008